575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax..

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

August 24, 2011

Via EDGAR and Federal Express

H. Roger Schwall Assistant Director Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:
Tanke Biosciences Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed May 16, 2011
File No. 333-172240
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 20, 2011
Current Report on Form 8-K
Filed May 20, 2011
File No. 0-53529

Dear Mr. Schwall:

Set forth below is the response on behalf of Tanke Biosciences Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated June 8, 2011 (the “Comment Letter”) concerning (i) the referenced Registration Statement on Form S-1 which was originally filed with the Commission on February 14, 2011 and subsequently filed as Amendment No. 1 on May 13, 2011, (ii) the referenced Quarterly Report on Form 10-Q filed with the Commission on May 20, 2011 and (iii) the referenced Current Report on Form 8-K which was originally filed with the Commission on may 20, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission
August 24, 2011

We are providing to you under separate cover (i) two copies of Amendment No. 2 to the above-referenced Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version and (ii) two copies of our Quarterly Report on Form 10-Q/A, amending our Quarterly Report on Form 10-Q K filed on May 20, 2011, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

General

1.	We remind you of prior comments 1 and 2 from our letter to you dated March 15, 2011.

We have revised the disclosure as requested.

2.	In future correspondence, please indicate precisely the location of your amended disclosure in response to each comment, if applicable.

We have included the location as requested.

3.
We note that you refer to your business segment as both “Herbal Medicinal Additives” and “Herbal Medicine Additives” throughout the filing. Please revise to ensure the segment name is presented consistently.

We have revised the disclosure as requested on pages 1, 34, 38, 39 and 42.

4.
Please provide relevant updates with each amendment. For example, and without limitation, we note that your disclosure at page 35 regarding your key market categories relates solely to your revenue in 2009.

We have revised the disclosure on page 34 as requested.

5.	Please provide updated financial statements and related disclosure in your next amendment. See Rule 8-08 of Regulation S-X.

We have revised the disclosure as requested and include the Management's Discussion and Analysis of Financial Condition and Results of Operation and unaudited financial statements, and corresponding footnotes, for the period ended March 31, 2011.

6.
Please revise your filing to ensure that you have consistently referenced your relationship with the entities over which you exert control through the VIE agreements. For example, and without limitation, your reference at page 48 to Tanke Animal as your subsidiary does not appear to be consistent with your organizational chart at page 5.

Securities and Exchange Commission
August 24, 2011

We have revised the disclosure as requested on pages 18, 32 and 47, to reflect that we control certain companies through the VIE Agreements.

Prospectus Summary, page 1

Background and Key Events, page 1

Private Placement, page 3

7.
We note your response to our prior comment 9 and the related revisions to your filing. We reissue such comment to remind you to provide descriptions of the liquidated damages provision related to the convertible note private placement throughout your filing (e.g., as part of the footnotes to your financial statements).

Regarding disclosure of the Registration Rights Agreement in the footnotes to the financial statements, we assessed the contingent liability related to the that agreement under ASC 450-20; and at March 31, 2011, we determined (a) there had been no loss incurred and (b) there has been no manifestation of a possible claim by any claimant. Furthermore, we continue to believe that we will meet the requirements of the Registration Rights Agreement, and therefore there will be no loss incurred. Therefore, we concluded under ASC 450-20-50-3 and 50-6 that disclosure was not required.

We will continue to monitor the progress of the related registration process and we will reassess whether to disclose this potential contingency in our quarterly filing on Form 10-Q for the period ending June 30, 2011.

8.	We note that you refer to the term “Filing Failure” at page 3 without defining such term. Please revise your filing to provide the meaning of such term.

We have revised the disclosure as requested on page 3.

Our Organizational Structure, page 5

9.
We note your response to prior comment 10 from our letter to you dated March 15, 2011. With a view toward disclosure, please advise us regarding the extent to which restrictions on foreign ownership and other regulations in the People’s Republic of China impacted your decision to enter into the VIE agreements and call option agreement.

We have revised the disclosure as requested on page 5 to clarify that we selected the VIE structure in order to comply with applicable Chinese law and to make the transaction tax efficient.

Securities and Exchange Commission
August 24, 2011

Risk Factors, page 7

The application of Chinese Regulations...

10.
We note your response to prior comment 19 from our letter to you dated March 15, 2011, and your new disclosure regarding the risks related to Kanghui Agricultural’s acquisition of Guangzhou Tanke. However, your disclosure suggests that you may acquire other businesses. In that regard, we note your reference at page 16 regarding your ability to expand your business or maintain your market share. Please expand your disclosure to disclose all material risks that such regulations pose to your ability to grow by acquiring other businesses.

We have revised the disclosure on page 16 and deleted the statement that we may acquire other businesses.

Recent Chinese regulations relating to the establishment of offshore special purpose companies..., page 17

11.
We note your response to prior comment 20 from our letter to you dated March 15, 2011, and your revised disclosure regarding the penalties for the Tanke Shareholders if they do not file a registration with SAFE in the event that they exercise their rights under the call option agreement. Please expand your risk factor disclosure to discuss all material risks to you and your shareholders related to any uncertainty regarding how Notice 75 will be interpreted and implemented. For example, and without limitation, please address the risk that SAFE may determine that Notice 75 applies to you and the Tanke Shareholders in connection with your current structure, or tell us why this does not present any material risks. Please ensure that your response is not limited to the resulting risks to the Tanke Shareholders, but also addresses any material risks to you and your other shareholders.

We have revised the disclosure on page 17 as requested.

We will incur increased costs as a result of being_ a public company..., page 21

12.	Please revise your filing to clarify how the risks described in this risk factor apply to you.

We have revised the disclosure on page 21 as requested.

We do not presently have a Chief Financial Officer with U.S. public company experience, page 23

13.
We note your responses to our prior comments 26 - 30. Based on the information provided in your response, it appears that your employees who are primarily responsible for preparing and supervising the preparation of your financial statements in accordance with U.S. GAAP have limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. Please revise your risk factors to describe those factors that impact your ability to prepare financial statements and maintain your books and records in accordance with U.S. GAAP. Specifically, these factors would include the maintenance and preparation of your books and records in accordance with GAAP used in the Peoples’ Republic of China and the potential resulting affect of management’s limited knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K.

Securities and Exchange Commission
August 24, 2011

We have revised the disclosure on page 23 as requested.

14.
In connection with the preceding comment, we note that you concluded that your disclosure controls and procedures were effective at March 31, 2011. Please provide us with additional detail regarding this conclusion considering the apparent deficiencies in your control system. Alternatively, please revise the conclusion in your Form 10-Q for the quarter ended March 31, 2011 regarding the effectiveness of your disclosure controls and procedures.

We have revised the disclosure in our Form 10-Q for the quarter ended March 31, 2011 as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 28

Results of Operations for the Year Ended December 31, 2010 versus 2009, page 28

15.
We note your revised disclosure in response to our prior comments 35 and 36. Please revise your analysis to address the increase in net sales revenue and decrease in gross profit in your Herbal Medicinal Additives segment. In your response, please tell us how the results of operations for this segment were affected by your other product lines.

We have restated the financial statements for December 31, 2010 and 2009. Such restatement changes the entity we are reporting on such that there was no revenue during these years. Going forward, we will revise the disclosure as requested.

16.
We note your disclosure at page 28 that your current trace mineral manufacturing facility has the capacity to produce approximately 250 metric tons of organic trace minerals per day. However, this does not appear to be consistent with your disclosure at page 39 that you have production capacity of 250 metric tons per week for organic trace minerals. Please advise.

We have revised the disclosure on page 29 as requested.

Securities and Exchange Commission
August 24, 2011

Income Tax Expense, page 31

17.
We note your response to prior comment 31 from our letter to you dated March 15, 2011. Please revise this section to clarify the anticipated effect on your income tax expense in connection with the expiration of the tax reduction and exemption that you reference at page 31.

We have restated the financial statements for December 31, 2010 and 2009. Such restatement changes the entity we are reporting on such that there was no tax reduction and exemption during these years. Going forward, we will revise the disclosure as requested.

Overview, page 35

18.
We note your response to prior comment 43 from our letter to you dated March 15, 2011, and your statements at page 35 regarding the findings of the China Green Food Development Center with respect to your products. With a view toward disclosure, please tell us when the China Green Food Development Center made such determinations, and how they are evidenced. Please provide for our review any certification provided by such organization related to such findings.

We revised the disclosure on page 34 as requested.

19.
Please submit the English translation of the entire article labeled as Exhibit D. In addition, your responsive disclosures on page 37 do not appear to be consistent with the article excerpt. For example, we note that you disclose figures for U.S. and Western Europe on page 37, which do not appear in the article excerpt. Similarly, you state on page 37 that China has approved approximately 200 feed additive formulas. However, the referenced article indicates that the Chinese government has approved approximately 220 feed additive formulas. Please advise.

We have revised the disclosure on page 36 as request.  Enclosed with this Response Letter is an unofficial English translation of the Article included as Exhibit D, to the Comment Response Letter dated May 13, 2011.

Competitive Strengths, page 39

20.	Please provide objective and independently verifiable support for your statements at page 40 regarding your exceptional duality and uniformity.

We have revised the disclosure on page 39 as requested and deleted the references to quality and uniformity.

Securities and Exchange Commission
August 24, 2011

Sales and Distribution, page 44

21.
You state that sales to your top 10 customers accounted for approximately 11% of your revenue in 2009. However, your tabular disclosure states that sales to Jin Yin Ka (Guangzhou) bio-tech Co. accounted for 15.28% of your consolidated revenue in 2009. Please revise to reconcile this difference.

We have restated the financial statements for December 31, 2010 and 2009. Such restatement changes the entity we are reporting on such that there was no revenue during these years. Going forward, we will revise the disclosure as requested.

Research and Development, page 46

22.
We note your response to prior comment 53 from our letter to you dated March 15, 2011, and your statement that you have revised the disclosure as requested. However, we were not able to find such responsive disclosure in this section. Please advise.

We have restated the financial statements for December 31, 2010 and 2009. Such restatement changes the entity we are reporting on such that there was no research and development expense during these years. Going forward, we will revise the disclosure as requested.

Government Regulation, page 48

Foreign Investment Policy in Feed Additive Industry

23.
We note your statement at page 48 that the feed additive industry in China falls within the “encouraged category for foreign investment.” Please revise your filing to clarify the practical effect to you of this designation.

We have revised the disclosure on page 47 as requested.

Certain Relationships and Related Transactions, page 55

24.	Please disclose in this section all material terms of the promissory note. For example, we note that Section 6 of the promissory note filed as Exhibit 99.3 provides for a default rate of interest.

We have revised the disclosure on page 54 as requested.

25.	We note your response to prior comment 64 from our letter to you dated March 15, 2011. Please include corresponding disclosure in your amendment and update such disclosure accordingly.

Our written policy regarding conflicts of interests is currently under review. Once it is approved by our Board of Directors we will file it as required.

Securities and Exchange Commission
August 24, 2011

Security Ownership of Certain Beneficial Owners and Management, page 56

26.
We note your disclosures in response to our prior comment 65 from our letter to you dated March 15, 2011. Please also disclose in this section the relationship of your beneficial owners to your affiliates. For example, and without limitation, please clarify which beneficial owners are also shareholders of Guangzhou Tanke.

We have revised the disclosure on page 56 as requested.

27.	We note a reference in the table at page 57 to footnote 10, but are not able to find such footnote in your filing. Please advise.

We have deleted the reference to footnote 10 in our beneficial ownership table.

Selling Stockholders, page 58

28.
We note your response to prior comment 69 from our letter to you dated March 15, 2011, and your statement in your response letter that you are not registering shares issuable upon conversion of interest accrued on the notes. However, we also note that your registration fee table and prospectus cover page disclosure suggests that such shares are covered by this registration statement. For example, and without limitation, we note your statement on the prospectus cover page that the shares of common stock subject to this prospectus include 800,413 shares potentially issuable upon conversion by certain selling stockholders of interest accrued under the notes. Please advise.

We have added Footnote 47 to pages 67 that clarifies that the number provided on page 66 does not include 800,413 shares potentially issuable upon conversion by certain selling stockholders of interest accrued under the notes.

29.
We note your response to prior comment 70 from our letter to you dated March 15, 2011. However, we also note that you have added disclosure in this amendment regarding certain other selling shareholders that are affiliates of Euro Pacific, a registered broker dealer. With respect to each such shareholder, please disclose whether (i) he purchased the shares in the ordinary course of business and (ii) at the time of the purchase of the securities, such individual had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

We have revised the disclosure on page 66 as requested.

Where You Can Find Additional Information, page 73

30.
We note your response to prior comment 72 from our letter to you dated March 15, 2011. However, we also note that your disclosure states that the references in the prospectus to contracts, agreements, and other documents are not necessarily complete. If you retain such statement in your next amendment, please tell us why you believe that it is appropriate to include such statement in your filing.

Securities and Exchange Commission
August 24, 2011

We have revised the disclosure on page 72 to delete the reference.

Consolidated Financial Statements of Guangzhou Tanke Industry Co., Ltd.

Report of Independent Registered Public Accounting Firm, page F-2

31.
Please revise your filing to include an auditor’s report that clearly indicates that the report was signed. This may be accomplished using an electronic signature or by typing “/s/” preceding the auditor name. Refer to Item 3-02 of Regulation S-T.

We have revised the auditors' report as requested.

  Consolidated Statements of Cash Flows, paw

32.
Please provide us with a schedule that reconciles the changes in accounts receivable per the cash flow statement for the year ended December 31, 2010 to the differences in the balances reported on your balance sheets as of December 31, 2009 and 2010. In your response, please tell us how you classify the non-cash expense for your allowance for doubtful accounts, if any, in your consolidated statements of cash flows.

We have restated the financial statements for December 31, 2010 and 2009. Such restatement changes the entity we are reporting on such that there was no accounts receivable during these years. However, the calculation of the amount was as follows.

open	2010.1.1	6.8282	0.14645
End	2010.12.31	6.6227	0.15100
	average rate	6.72545	0.14869

	2010 12	2009 12	Movement	Movement
	RMB	RMB	RMB	USD

Accounts receivables	12,656,410	11,044,905	(1,611,505)	(239,613)

The change in valuation allowance was included in the total balance. In the future, we will separate the change in the valuation allowance and include it as a non cash item in the cash flows from operations section.

33.
With regard to the amounts presented for the fiscal year ended December 31, 2009, it appears that the amounts presented as net cash provided by operating activities and net cash used in investing activities were adjusted from the amounts presented in your previous filing. Please describe the nature of this change.

We have restated the financial statements for December 31, 2010 and 2009. Such restatement changes the entity we are reporting on such that there were no cash flows from operations during 2009.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page F-7

(m) Revenue Recognition, page F-10

34.
We note your response to our prior comment 78 states that do not charge for technical support. However, your disclosure per footnote 15 states that other revenue consists of the reselling of raw materials and technical support to customers. Please advise.

Securities and Exchange Commission
August 24, 2011

We have restated the financial statements for December 31, 2010 and 2009. Such restatement changes the entity we are reporting on such that there was no revenue during these years. We will revise the disclosure going forward.

Pro Forma Financial Information

Combined Pro Forma Balance Sheet as of December 31, 2010, page F-12

35.
Your response to our prior comment 92 and related revisions to your filing does not appear to adequately address your pro forma presentation for the warrants issued to the lead placement agent. Please tell us how you considered the need to provide pro forma disclosure regarding the warrants issued to the lead placement agent in connection with the convertible notes private placement.

We have revised the disclosure on page 38 as requested.

36.
Our prior comment 93 will be re-issued as it is not clear how it was addressed in your amended filing. It does not appear that your adjustments for the effect of discontinued operations to the pro forma balance sheets and statements of operations are directly attributable to the transaction for which these pro forma financial statements are presented. Please revise. Refer to Article 11-02(b) of Regulation S-X.

We have revised the disclosure on page 38 as requested.

Combined Pro Forma Statement of Operations for the Year Ended December 31, 2010, page F-13

37.
We note that you recognized a net loss on a pro forma basis for the fiscal year ended December 31, 2010. However, it appears that you are presenting diluted loss per share. Please revise. Refer to FASB ASC 260-10-45-19.

We have revised the disclosure on page F-39 as requested.

38.	It appears that the footnote explaining pro forma adjustment [E] was omitted. Please revise to provide this footnote and the information requested in our prior comment 94.

We have revised the disclosure on page F-39 as requested.

Recent Sales of Unregistered Securities, page II-3

39.
We re-issue prior comment 86 from our letter to you, dated March 15, 2011. In that regard, we note your response that you have revised the disclosures as requested. Please tell us where we can find such responsive disclosure.

We have revised the disclosure on page II-3 as requested.

Securities and Exchange Commission
August 24, 2011

Exhibits and Financial Statement Schedules, page II-5

40.
We note that in response to prior comment 16 from our letter to you dated March 15, 2011, you list “Opinion of Martin Hu & Partners” as Exhibit 5.1 in the Exhibit Index, but such exhibit was not filed. Please advise.

We will file the Opinion of Martin Hu & Partners in a subsequent amendment.

41.	We remind you of prior comments 87 and 88 from our letter to you dated March 15, 2011.

We have included the English translation of the Land Lease Agreement as Exhibits 99.1 in Amendment No. 2.

42.
We note your response to prior comment 89 from our letter to you dated March 15, 2011, and your statement that you do not believe that the information set forth in the schedules to the Securities Purchase Agreement are material to an understanding of the document or the transactions set forth in the document. Please advise us why you do not believe that they are material. In the alternative, please re-file such exhibit, with all schedules.

Pursuant to Item 601(b)(2) of Regulation S-K promulgated under the Securities Act of 1933, as amended, we are not required to disclose such schedules if they contain information that is not material to an investment decision and is not otherwise disclosed in the agreement or the disclosure document.

We have included the English translation of the Loan Agreement dated May 2009 as Exhibit 99.4 in Amendment No. 2.

43.
We note that you have not filed any agreements related to the bank loan that you describe at page 32. Please file any such agreements, or tell us why you believe that you are not required to file them. See Item 601(b)(10) of Regulation S-K.

We have included the english translation of the bank loan agreement  dated May 2009 as Exhibit 99.4 in Amendment No. 2.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Consolidated Balance Sheets, page 4

44.
We note that you eliminated your non-controlling interest as of March 31, 2011 and reclassified the balance to retained earnings. Please describe for us the underlying transaction and provide reference to the authoritative literature that supports your accounting under U.S. GAAP.

We have restated the financial statements for March 31, 2011. Such restatement changes the entity we are reporting on such that this accounting is no longer present. Please see our restated Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011.

Securities and Exchange Commission
August 24, 2011

Consolidated Statements of Shareholders’ Equity, page 6

45.
We note that your statement of shareholders’ equity has a single line item showing the effect of the share exchange agreement and private placement. Please revise to show the effect of these transactions separately.

We have revised the disclosure as requested.

Notes to Consolidated Financial Statements

6. Other Current Assets, page 14

46.
We note that you recorded net offering costs of $1,405,722 related to the February 2011 senior convertible note offering. We also note the disclosure per page 26 of your filing which states that amortization expense of $218,280 related to offering costs was recorded to selling and administrative expenses. Please revise to disclose your accounting policy for the amortization of deferred offering costs and tell us why amortization expense was recorded as a component of selling and administrative expenses. Refer to FASB ASC 835-30-35.

We have reclassified this expense to interest expense.

Exhibit 31 - Section 302 Certifications

47.	We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•	The titles of the certifying individuals should be removed from the introductory paragraph;

•	References to “quarterly report” should be replaced with references to “report;” and

•
The head note to paragraph 4 should include a reference to “internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).” Please revise your certification to address each of the matters noted above.

We have revised the disclosure as requested.

48.
In connection with the preceding comment, please confirm to us that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided the certifications.

Securities and Exchange Commission
August 24, 2011

We confirm that the inclusion of titles of the certifying individuals is not intended to limit the capacity in which such individuals provided the certifications.

Form 8-K filed May 20,.2011

49.	We remind you of prior comments 1 and 2 from our letter to you dated May 23, 2011.

We filed an amendment on to our form 8-K/A on June 20 and revised the disclosure as requested.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan L. Greebel
Evan L. Greebel

Enclosures

cc: Guixiong Qiu
      Howard S. Jacobs, Esq.
      Yue Cao, Esq.

The Prospects of Feed Industry: 50 Billion RMB to Grow in the Next 5 Years
http://www.feedtrade.com.cn/additive/ Date of update 2010-8-10

1 (The current status of feed industry)

Low profit margin. The feed industry is experiencing a period of adjustment with the technology being stagnant. The industry as a whole is wasting lots of resources. Make things worse, in order to achieve the short term competitive edge, many manufacturers illegally use feed additives that are harmful to human being. After this period of adjustment, the total number of feed producers is expected to shrink to one third of the current level. Until then, the industry will gain more stabilized and rational profit margin backed by sustainable growth.

We suggest investors to follow closely with this improving investment opportunity in this sector and in the third quarter of this year there might be some chance emerged due to the booming in demand of feed products. Special attention is given to shares including Haida Group, Da Beinong, Zhengbang Tech, New Hope, Tongwei.

Husbandry business, the ones have considerable scale in particular, has become one of the main choices for the farmers in China to get rich. The development of the husbandry will spur the growth in demand of feed products. With the urbanization in China and the improvement of people’s living standard, they consume more and more meat, milk, eggs and seafood. The development of rural economy is the key to rural construction and to tackle the issues related to farmers, rural area and agriculture. There is a promising future for the feed industry in China. Viewed as a sun industry, Chinese feed industry is typically a domestic market oriented industry with little impact from fluctuated international market. Many of them are privately owned and self funded with little or no government capital support or bank lending. These firms have demonstrated high flexibility in coping with changes. They are independent and have strong potential for future growth. Nevertheless, with the weak international economy, on-going consolidation and restructuring within the feed industry in China, feed manufactures are having challenging time. According to the economic pattern, the financial crisis is usually followed by the recovery and prosperity thereafter, which will give rise to the industry. Meanwhile, after the consolidation, companies that have poor management team, lack of competitiveness will go out of business to give room for other companies to take up more market share. Post financial crisis, the pace of consolidation within feed industry has speed up with large scale companies accelerating their expansion activities and increasing their production capacity, in contrast to a decrease in number of small scale company. The production of top fifty feed producers accounts for about 43% of total output in China. While the feed industry was negatively impacted by the financial crisis to certain extend, it is not server as that of export oriented company due to its fundamental industry in nature. In addition, the impact is fading away with the economic recovery underway in China. Total output is expected to over 140 million tons in 2009, exceeding 137 million tons in 2008.

Fast growing feed industry in China. Feed additives are critical to improve the quality, efficiency of feed products which in turn to promote the growth, improve the health and reduce the excretion of animal. However, there is evident that the side effect associated with the development and increasing use of feed additives, including impact to the quality of the animal products, environment pollution, and harmful to the animal and human being. People start to question about the use of feed additive, causing the additional challenge for the feed and husbandry industry. With the development of feed industry, the feed additive sector is experience strong growth. There are over hundreds of feed additives products approved for use in worldwide with each product available in several different types. In addition, there are numerous pre-mixed feed formulas in the market. The development of the feed industry has experienced strong growth in China, despite its lagging initiation in China. However, up to date the Chinese government has only approved approximately 220 feed additive products, of which nearly 70 products are manufactured and developed standard by the domestic companies and 57 are medicine feed additives. There are dozens of mineral additives with majority of them are industrial and inorganic salt feed additives. Only a few medicine feed additives are made by domestic companies. Therefore of high efficient, low toxic and less residual new feed additive products still depend heavily on imports. The current status and development of feed additive has lagged behind the growth of feed and husbandry industry, slowing down the overall growth of the feed industry. The government should enhance the supervision of adding the harmful additives and shut down the unlicensed operations. Meanwhile, the other government organs should step up publicity efforts to promote and communicate scientific cultivation and nutrition and increase the awareness of safe control of feed production. In addition, the government also needs to enhance the issuance of quality certification, regulate feed production process and strengthen the analysis of risk factors. Furthermore, it is also recommended to develop the acidifier and phytase feed additive that benefit the human being. To tackle safety issue of feed products, the key steps in managing feed additives including promote the research and development of no residue, no resistance of new type of green feed additive products, strengthen the study of pharmacokinetics, regulate the process of medicine feed additives usage and the maximum excretion allowed in the animal products. Regulated use of veterinary drugs and medicine feed additives to prevent the abusive and excessive use of either of them. During the production, strengthen the quality control to ensure the safety of feed products.

This report is prepared based on a broad research and based on data and information collected from National Statistics Bureau, State Customs Department, Ministry of Commerce, the Ministry of Agriculture, National Feed Institute, the National Business Information Center, China Feed Industry Association and domestic and international industrial magazines. Together with our onsite visit of many feed manufacturers, our research of the current status and prospect of feed industry, marketing competition, profitability and development, business strategy, risk factors, growing trend and business model with special attention paid to prospect of feed industry and risk factors involved. This report has demonstrated the potential demand and opportunity of the feed industry and intended to provide useful information to the strategic investors and management term for their strategic decision making. Also the credit department at banks should benefit from this report as well.

2 (Feed Industry Forecast)

The growth in demand of various meats will spur the expansion of husbandry. China has become the second largest feed producer in worldwide. The increasing use of commercial feed products also will lift the demand for domestic feed products. According to the forecast from “Tenth Five Plan of Feed Industry and the Outlook for 2015”, there is additional 50 billion RMB production needed in the feed industry in China.

As the linkage between two large industries, namely farming and husbandry industries, the profitability of the feed industry is positive correlated to these two industries, and husbandry industry in particular. Meanwhile, the valuation of the feed industry is related to the trend of CPI. Therefore, adoption a defensive investment strategy in the feed industry is favored to counter the inflation. Lately, with the increase in pork price, the price of poultry and duck is on rising too. The looming of the inflation has spurred the sales of feed products in certain regions with fish, shrimp, pig and poultry all being out of stock. This is very rare in the past and will build good foundation for the strong growth in third quarter.

The gap of the per capita consumption of meats between urban and rural areas has narrowed over the past 25 years. In addition, with the improving living standard of the rural area, the demand of meats consumption is rising. From the perspective of the connection between the per capita income and the consumption of meats in the urban area, the growth peaks when the income increased from 6,000 RMB up to 12,000 RMB. The increase in income spurs the rise in meat consumption, leading to the higher demand for feed products.